

VIA FACSIMILE AND U.S. MAIL

August 9, 2007

Ms. Linda G. Sullivan
Vice President and Controller
Edison International
2244 Walnut Grove Avenue
Rosemead, California 91770

> **Re: Edison International, File No. 1-9936**
> **Southern California Edison Company, File No. 1-2313**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Ms. Sullivan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2006

Controls and Procedures, page 53

1. We note the disclosure on page 21 of SCE's December 31, 2006 Form 10-K that SCE has not designed, established or maintained internal control over financial reporting for four consolidated variable interest entities (VIEs) and that SCE's evaluation of internal control over financial reporting did not include these VIEs. Please tell us whether you included such VIEs in your evaluation of internal control over financing reporting. If not, please disclose that you have not evaluated the internal controls of the VIEs and that your conclusion regarding the effectiveness of your internal control over financial reporting does not extend to the controls of the VIEs. Also disclose any key sub-totals, such as assets, revenues and net income that result from consolidation of entities whose internal controls have not been assessed. See Question 1 of "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions," available on our website at www.sec.gov.

Exhibit 12 - Computation of Ratios of Earnings to Fixed Charges and Preferred and Preference Stock

2. Please provide us with a reconciliation of the line item "income from continuing operations before fixed charges and taxes" to your income statement. Additionally, please consider revising your computation in future filings to clearly disclose how you derived earnings, as that term is defined in Item 503(d) of Regulation S-K.

Exhibit 13 - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Results of Operations and Historical Cash Flow Analysis, page 51

3. We note your presentation of basic earnings per share by subsidiary, which represent non-GAAP financial measures. Please disclose how these measures are used by management and in what way they provide meaningful information to investors. Additionally, please identify these per share measures as non-GAAP measures of performance and disclose that the non-GAAP measures should not be considered as an alternative to earnings per share determined in accordance with GAAP as an indicator of operating performance. Refer to Item 10(e)(1)(i) of

Regulation S-K and Question 11 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Measures," available on our website at www.sec.gov.

Commitments, Guarantees and Indemnities, page 73

4. Please revise your table of contractual obligations to include other long-term liabilities reflected on your balance sheet, as applicable. See Item 303(a)(5) of Regulation S-K.

Consolidated Statements of Changes in Common Shareholders' Equity, page 98

5. Please explain to us why it is appropriate to record proceeds from stock option exercises in retained earnings rather than common stock.

Note 1. Summary of Significant Accounting Policies, page 100

Earnings Per Share, page 103

6. For each period for which an income statement is presented, please provide a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations. Additionally, disclose the amount of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

Property and Plant, page 107

Nonutility Property, page 108

7. Please explain to us why it is appropriate to amortize acquired emission allowances over the estimated lives of the plants rather than to amortize them as used to generate power.

Revenue Recognition, page 110

8. Please tell us and disclose how you account for sales and purchases of power to and from Independent Systems Operators and Regional Transmission Organizations that do not use marginal pricing. Specifically address whether you account for these transactions on a gross or net basis. In addition, tell us and disclose the basis on which you net purchases and sales (for example, on a net hourly basis).

Note 5. Compensation and Benefit Plans, page 118

Stock-Based Compensation, page 125

9. We note stock options accrue dividend equivalents for the first five years of the option term. Please tell us and disclose how you reflected such dividend protection in calculating the fair value of options. Refer to the guidance in paragraphs A35 through A37 and B90 through B93 of SFAS 123R.

10. In calculating the fair value of options using the Black-Scholes option-pricing model, please explain to us why it is appropriate to base the expected term of options on the actual remaining contractual term rather than the period of time for which the instrument is expected to be outstanding. Refer to the guidance in paragraphs A3, A18 and A26 through A30 of SFAS 123R.

Note 18. Discontinued Operations, page 158

11. As paragraph 5 of SFAS 144 specifically excludes investments in equity securities accounted for under the equity method from its scope, it is unclear how you concluded the sale of certain equity method investments, such as the Tri Energy and the Caliraya-Botocan-Kalayaan projects, qualified for discontinued operations treatment. Please explain to us in detail why these dispositions meet the scope requirements of SFAS 144.

Southern California Edison Company

Form 10-K for Fiscal Year Ended December 31, 2006

12. To the extent applicable, please address the comments above.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief